EXHIBIT 2


   FUTUREMEDIA PLC ANNOUNCES Q4 AND FULL FISCAL YEAR 2004 PRELIMINARY RESULTS

                Q4 revenues $20.5 million, Q4 net profit $740,000

Brighton, May 19, 2004 - The European-based e-learning provider Futuremedia Plc has today announced preliminary and unaudited results for the 3-month period and the full fiscal year 2004, ending April 30, 2004.

Fourth quarter results

For the fourth quarter of the fiscal year ending April 30, 2004, Futuremedia reported total revenue of GBP11.55 million ($20.49 million), representing a nearly 30-fold increase over the GBP380,000 reported for the fourth quarter of fiscal 2003.

The Company announced a net profit of GBP420,000 ($740,000) or GBP0.005 ($0.009) per share for the quarter.

The fourth quarter results included a non-cash provision of GBP7,000 ($12,000) for (UK) National Insurance charges on outstanding options, a non-cash charge of GBP14,000 ($25,000) representing the Company's proportion of losses arising from the equity investment in Luvit AB, and a non-cash charge of GBP59,000 ($104,000) arising from the accounting treatment of certain outstanding variable options as described below.

As of April 30, 2004, Futuremedia had GBP4.65 million ($8.25 million) in cash.

Mats Johansson, CEO, explained: "The improvement in revenue and operational profitability during Q4 was due not only to our increased throughput on the Learning For All(TM) programmes, but also to the continued growth in all our service and product offerings. Although during the quarter our headcount rose from 55 to 69, leading to an increase in Sales, General and Administrative expenses of 55%, the revenue generated per employee increased by 76%. Given that there is a certain seasonality in our Learning For All(TM) marketing campaigns and in the delivery of the orders, I believe it is most useful to compare quarterly data to the previous fiscal year's results over the same period."

David Bailey, Managing Director, Learning For All(TM), added: "We look forward to starting the second internal sales campaign for our largest Learning For All(TM) customer, Royal Mail, in early June. We currently anticipate this campaign to result in revenues of between GBP3.5 million and GBP7.0 million ($6.2 million and $12.4 million). We are expecting to see the first revenues from this campaign to start coming in during late Q1 or early Q2 of fiscal 2005. The rhythm of these campaigns, and the delay in revenues resulting from them coming on-line, illustrates the seasonality we expect in our revenues. As more Learning For All(TM) contracts are signed, this effect could be somewhat neutralized, but it will remain, as marketing campaigns are based on times when employees are most likely to make a buying decision such as during the spring and at Christmas."

Fiscal Year 2004 results

For the fiscal year ending April 30, 2004, Futuremedia reported revenues of GBP18.66 million ($33.11 million), representing a 14-fold increase over the GBP1.34 million revenues of fiscal 2003. The net loss for fiscal 2004 was GBP1.35 million ($2.39 million), or GBP0.016 ($0.029) per share, compared to the net loss for fiscal 2003 of GBP1.0 million or GBP 0.036 per share.

The net loss for fiscal 2004 included a total of GBP1.20 million ($2.13 million) non-cash charges, consisting of GBP0.23 million ($0.42 million) for (UK) National Insurance on outstanding stock options, a non-cash item of GBP180,000 ($319,000) being Futuremedia's portion of the losses sustained by Luvit AB in which Futuremedia has an equity investment of 27% of outstanding equity, a non-cash GBP100,000 ($177,000) impairment to the goodwill value of the same investment, and a charge of GBP690,000 ($1.21 million) arising from the accounting treatment of certain outstanding variable options.

Due to the rise in value of the Company's ADRs, US GAAP rules (FIN 44) require the Company to recognize non-cash financial expense to the extent the "in the money" value of certain options increases from period to period. These non-cash charges were GBP185,000 ($328,000) for Q1 of fiscal 2004, a reversal of GBP96,000 ($170,000) for Q2 of fiscal 2004, and a charge of GBP538,000 ($954,000) for Q3 of fiscal 2004. The effect of these charges on the Company's financial results for each quarter of fiscal 2004 is presented in the tables at the end of this release.

Mats Johansson, Chief Executive Officer, commented, "As the current US GAAP rules require us to take non-cash charges to our net profit related to a number of outstanding options, the owners of these options have decided to enter into a dialog with the Company to determine how this non-cash charges can best be avoided in the future."

At April 30, 2004, Futuremedia had deferred revenue of GBP2.75 million ($4.88 million).

"The execution of our business plan by management is going forward and remains on target," stated Jan Vandamme, Chairman of the Board. "With our current positive cash flow, and operational profitability, Futuremedia has established itself as one of the leading European providers of total e-learning solutions, from the appraisal of a customer's needs to the implementation of the best and most complete solution for every individual client. Even though the economic picture worldwide continues to show mixed results, the fact that we are debt free with a growing cash balance - and therefore not at risk from interest rate rises - combined with the fact that our products save our clients substantial amounts of money, we expect to continue on our present course of continued growth both in the UK and in continental Europe. With our current visibility, we expect the revenues for fiscal 2005 to be at least 50% higher than fiscal 2004 revenues, and for operating profitability to improve."

Mr Vandamme continued, "We have started our annual audit, and expect to file the Company's annual report with the SEC (on Form 20-F) during September 2004, well in advance of the October 31, 2004 deadline under the SEC rules. On a corporate level, we have taken and will continue to take the necessary steps to ensure Futuremedia is and remains compliant with all applicable corporate governance requirements relating to Sarbanes-Oxley, the rules of the NASDAQ Stock Market and UK legislation."

Today, May 19, at 10:00 am EST/15:00 UK time, Futuremedia Plc will hold a conference call, which will be audio-webcast live on the Futuremedia website www.futuremedia.co.uk.

The dial-in telephone number for the conference call is: Dial-in International:
+44 20 8974 7900, Pass code: Futuremedia Results. Mr Jan Vandamme, Chairman, and Mr Mats Johansson, CEO, will be available to answer analysts' and investors' questions. Investors wishing to submit questions other than by telephone during the conference must do so by e-mail at ir@futuremedia.co.uk. A replay of the call will be available beginning at 12:00 am EST/17:00 UK time on May 19 and will be available for seven days. To access the replay, please dial +44 1296 618 700, Pass code: 616322. Also, an archived replay of the conference webcast will be available on the Company's website, Pass code: Futuremedia Results.

                                          Quarter to April 30                                  Year to April 30
                               2004              2004             2003*              2004              2004             2003*
                               $000        (pound)000        (pound)000              $000        (pound)000        (pound)000

Revenues                     20,492            11,552               382            33,105            18,662             1,342

Operating costs              19,649            11,077               625            34,793            19,050             2,376

Operating                       843               475              (243)             (688)             (388)           (1,034)
profit/(loss)

Interest income                  27                15                (6)               11                 6               (46)
and expense
Income/(loss)
from equity
investment                      (25)              (14)                0              (498)             (281)                0
including
goodwill
impairment
Stock
compensation
arising from                   (105)              (59)                0            (1,217)             (686)                0
Variable option
accounting

Net profit/(loss)               740               417              (249)           (2,391)           (1,348)           (1,080)

Weighted Average
shares outstanding       86,907,462        86,907,462        51,358,101        83,811,982        83,811,982        29,648,374
Net profit/(loss)      $      0.009      (pound)0.005      ((pound)0.005)    ($     0.029)     ((pound)0.016)    ((pound)0.036)
per share

      *     Please note that fiscal 2003 data is audited

                                                         Quarter to                              Year to
                               July 31, 2003  October 30, 2003  January 31, 2004    April 30, 2004    April 30, 2004
                                  (pound)000        (pound)000        (pound)000        (pound)000        (pound)000
Revenues                                 269               295             6,546            11,552            18,662

Operating costs                          773               727             6,472            11,077            19,050

Operating profit/(loss)                 (504)             (432)               74               475              (388)

Interest income and expense               (2)               --                (7)               15                 6
Income/(loss) from equity
investment including
goodwill impairment                      (94)             (136)              (37)              (14)             (281)
Stock compensation arising
from Variable option                    (185)               96              (538)              (59)             (686)
accounting

Net profit/(loss)                       (785)             (476)             (508)              417            (1,348)

Weighted Average shares
outstanding                       78,452,609        83,160,249        85,911,500        86,907,462        83,811,982
Net profit/(loss) per share    ((pound)0.100)    ((pound)0.006)    ((pound)0.006)    (pound)0.005      ((pound)0.016)

                                About Futuremedia

Futuremedia plc (est. 1983) is the European-based e-learning provider with the broadest offering currently available in the UK and Continental European markets. The Company has 20 years experience in providing technology-based solutions in the fast growing e-learning market.

Through the fostering of long term partner relationships with its customers, Futuremedia supplies public and private sector organisations with services and products ranging from learning consultancy, Learning Management Systems, custom made learning programmes, an extensive library of published courseware titles from leading content providers as well as Futuremedia's sophisticated knowledge transfer systems to Human Resources systems allowing for evaluation, needs analysis and follow up of individual employees, tailored to the individual clients' needs.

The Company uses proven technologies to drive its innovative products: Aktivna, Futuremedia's full suite of Learning Management Solutions, which in its largest application has a capacity for 240,000 users; ELSA, an interactive learning system using leading edge simulation technologies; and the award-winning Learning For All(TM), a fully hosted service which allows employees to have access to learning at home for the whole family at a cost discounted through corporate buying power and Government tax incentives.

Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, the UK National Health Service, Royal Mail and Syngenta. The Company is partnered with Centra Software,
Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft in delivering its products and solutions.

Futuremedia can be found on the Web at www.futuremedia.co.uk

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the risk that significant customer contracts may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to develop and successfully market new services and products, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Press information: Kay Phelps, The PR Department for Futuremedia, kay.phelps@theprdepartment.net; T: +44 1932 761889 M: +44 7710 043244;

Investor relations queries: Mats Johansson, CEO or ir@futuremedia.co.uk
T: +44 1273 829700